UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Chief Financial Officer and Appointment of Interim Chief Financial Officer

Lanvin Group Holdings Limited (the “Company”) today announced that Mr. Jiyang Han has resigned from his position as Chief Financial Officer of the Company, effective May 31, 2026, due to personal reasons. Mr. Han’s resignation was not the result of any dispute or disagreement with the Company, the board of directors of the Company and was not related to the Company’s operations, policies, or practices.

The Company thanks Mr. Han for his contributions during his tenure and wishes him well in his future endeavors.

The Company further announces that Mr. Andy Lew, the Company’s Executive President, will assume the role of Chief Financial Officer on an interim basis, effective May 7, 2026. In this capacity, he will oversee the Company’s financial affairs, including financial planning and analysis, accounting and controllership, financial management, treasury, investment and financing projects, and investor relations, with the support of the existing finance and investment teams.

Mr. Lew has served as the Executive President of the Company since January 2025. In addition to this role, he serves as Chief Executive Officer and Chairman of Lanvin, Chairman of St. John Knits, and Chairman of the Supervisory Board of Wolford. Mr. Lew has over 35 years of experience in the fashion and luxury industry. He oversees the Company’s operations, including strategy implementation, business development, financial management, supply chain, information technology, and brand operations. Prior to joining St. John Knits, Mr. Lew held senior positions at Brooks Brothers Group, Ermenegildo Zegna Group, and Nordstrom, Inc., and has also served on the boards of August Purple, Soles4Souls, and certain subsidiaries of Brooks Brothers.

The Company has implemented a structured transition plan to ensure continuity and will provide updates as appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Zhen Huang
	Name:	Zhen Huang
	Title:	Chairman

Date: May 7, 2026